

Mail Stop 4631

August 23, 2016

<u>Via E-Mail</u>
Yuebiao Li
Chief Executive Officer
Newater Technology, Inc.
c/o Yantai Jinzheng Eco-Technology Co., Ltd.
8 Lande Road, Laishan District, Yantai City
Shandong Province
People's Republic of China  264000

> **Re:    Newater Technology, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted July 27, 2016**
> **CIK No. 377-01355**

Dear Mr. Li:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.  Please provide updated financial statements and related disclosures to the extent required by Item 8.A.5 of Form 20-F.

2.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

3. We note disclosure that the offering will terminate upon the earlier of a date mutually acceptable to you and the placement agent and until the placement agent sells 1,600,000 shares. Please revise to disclose on the cover page the date the offering will end. Indicate if there may be extensions to the offering and, if so, the duration of such extensions. Refer to Exchange Act Rule 10b-9 and Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 1
Our Challenges and Risks, page 4

4. It appears to us you should also address risks related to:
   - reliance on related parties, including the significant impact that transactions with related parties have had on your financial statements, and
   - liquidity concerns, including your reliance on short-term borrowings and the impact of negative operating cash flows, due to the lack of collection of accounts receivable.
   Please advise or revise.

Corporate Information, page 5

5. Please explain the difference in the operations of Yantai Jinzheng Eco-Technology Co., Ltd. and Shandong Jinmo Recycled Water Resource Co., Ltd.

Implications of Being an Emerging Growth Company, page 6

6. We note disclosure that your decision to opt out of the extended transition period for complying with new or revised accounting standards is "revocable". Section 107(b)(1) of the JOBS Act provides that any decision to opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards is "irrevocable". Please revise your disclosure. Please see Question and Answer (13) in the Jumpstart Our Business Startups Act Frequently Asked Questions found on our website at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Summary Consolidated Financial Information, page 9

7. Please separately disclose revenues and costs for related parties during each period presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 41

8. Please revise your filing to quantify individual factors when multiple factors impact your results of operations. In this regard, please revise your disclosures related to increases in revenues and revenues from related parties to quantify the impact of changes in volumes and selling prices by disclosing the numbers of products sold and average selling prices during each period presented. Please revise your disclosures related to cost of revenues to quantify the impact of changes in the most significant cost components. Also, please revise your disclosures related to selling, general and administrative expenses to quantify the impact of higher payroll, increased research and development, and increased rental fees.

9. Based on the significant impact that transactions with related parties have had on your financial statements, please disclose and discuss the following:
   - Explain the specific nature of Mojie's business and address how significant their transactions with you are relative to their financial condition, cash flows, and results of operations. Specifically address if Mojie uses or essentially resells the products you sell them. If they resell your products, explain when they pay you and explain how and why recognizing revenue when you transfer products to them is appropriate.
   - Explain the specific nature of Heilongjiang Binteer's business and address how significant their transactions with you are relative to their financial condition, cash flows, and results of operations. Specifically address why you purchase materials from them and sell products to them. Also, specifically address if Heilongjiang Binteer uses or essentially resells the products you sell them. If they resell your products, explain when they pay you and explain how and why recognizing revenue when you transfer products to them is appropriate.
   - Quantify the amount of related party receivables as of December 31, 2015 that you have collected in cash. If material amounts remain outstanding, fully explain how you determined they are collectible.
   - Quantify the amount of other receivables as of December 31, 2015 that you have collected in cash. If material amounts remain outstanding, fully explain how you determined they are collectible.

10. We note that in July 2015 Zhuo Zhang and Yuebiao Li transferred 100% of their equity in Mojie to a third individual. Please disclose the terms of the transfer and explain the reasons and rationale for the transaction. Please also address their involvement subsequent to the transfer.

11. We further note that Yuefeng Li transferred his equity in Heilongjiang Binteer to a third party for zero consideration in March 2016. Please explain the reasons and rationale for the transaction and address his involvement subsequent to the transfer.

Liquidity and Capital Resources, page 42

Liquidity, page 42

12. Your disclosure on page 41 indicates your accounts receivable balance increased due to the relaxation of your credit policy in order to build long-term relationships. Please disclose and discuss your standard receivable terms and your "relaxed" terms.

Placement, page 102

13. Please advise why you stated that the commissions received by and profit realized on the sale of securities by your Placement Agent "might be deemed to be" underwriting discounts or commissions under the Securities Act.

Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-4

14. Please separately disclose costs incurred from related parties during each period presented.

Consolidated Statements of Cash Flows, page F-6

15. We note that you present changes in restricted cash in cash flows from investing activities. Please explain to us how and why your current classification is appropriate and complies with ASC 230. Please also explain to us when and how bank acceptance notes, including the related bank issuance and the payment to suppliers, are reflected in your statements of cash flows. In addition, based on your disclosures in note 3, please disclose why you transferred funds to Zhuo Zhang to deposit under her name and explain how and why presenting funds you transferred as restricted cash is appropriate.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

16. Please disclose when and how title and risk of loss transfer to customers for product sales, including product sales to related parties. Please also disclose how you determine collection of receivables is probable.

17. We note that you provide free after-sales service including warranty, technical support and training for a period ranging from one to two years and historically, actual after-sales expense was immaterial. In light of the significant increase in revenues during the most recent year, please explain to us how you determined after-sales are immaterial. Please

also address your consideration of multiple element accounting for revenue transactions involving product sales and project sales.

Project Sales, page F-10

18. Please disclose the general terms and timeframes for project sales.

Government Grants, page F-11

19. Please quantify any grants you received during the periods presented, disclose where you recorded them in your consolidated statements of income and comprehensive income, and disclose the relevant performance criteria specified in the grants.  In this regard, we note on page 22 that you received subsidies for research and development efforts and a production and cooperation project.

Note 12 – Stockholder's Equity, page F-23

20. We note your disclosure that "on March 27, 2016, a total of 8,117,000 shares were issued at $0.65 per share, to six individuals and seven companies with total cash proceeds of $5,276,050 received before the filing date, among which $4,418,425 was distributed to the former owners of Jinzheng to acquire 100% of its equity interest".  Please more fully explain the nature of and reason for the transaction, the parties involved, and how it was accounted for in your financial statements.

Note 13 – Earnings (Loss) Per Share, page F-23

21. Please disclose and discuss the nature and terms of the third party warrants.

Note 17 – Subsequent Events, page F-25

22. Please disclose the actual date through which subsequent events are evaluated.  Please also disclose whether that date is the date the financial statements were issued or available to be issued.  Refer to ASC 855-10-50-1.

23. We note that subsequent to December 31, 2015, you borrowed approximately $1,714,350 from Zhuo Zhang and repaid approximately $1,854,888.  Please disclose how you accounted for the difference between the amount you borrowed and the amount you repaid.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.  Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc:     Via E-Mail
        Bradley Haneberg, Esq.